Consent of Independent Registered Public Accounting Firm

We consent to the use in this Form 6-K filed with the United States Securities and Exchange Commission, of our report dated March 7, 2018 (except for note 1(a) and the post-March 7, 2018 subsequent events discussed in notes 3, 7, 8, 9, 15, 19, 20 and 25, as to which the date is August 9, 2018), with respect to the consolidated balance sheets of Algonquin Power and Utilities Corp. (the “Company”) as at December 31, 2017 and 2016, and the consolidated statements of operations, comprehensive income, equity, and cash flows for the years then ended, reissued to reflect the change in reporting currency to the U.S. dollar, and our report dated March 7, 2018 with respect to the effectiveness of internal control over financial reporting of the Company as at December 31, 2017.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-177418), Form S-8 (File No. 333-213650), Form S-8 (File No. 333-213648), Form S-8 (File No. 333-218810), Form F-10 (File No. 333-216616) and Form F-3D (File No. 333-220059) of our report dated March 7, 2018 (except for note 1(a) and the post March 7, 2018 subsequent events discussed in notes 3, 7, 8, 9, 15, 19, 20 and 25, as to which the date is August 9, 2018), with respect to the consolidated balance sheets of the Company as at December 31, 2017 and 2016, and the consolidated statements of operations, comprehensive income, equity, and cash flows for the years then ended, reissued to reflect the change in reporting currency to the U.S. dollar, and our report dated March 7, 2018 with respect to the effectiveness of internal control over financial reporting of the Company as at December 31, 2017.

/s/ “Ernst & Young LLP”
Toronto, Canada Chartered Professional Accountants,
August 9, 2018 Licensed Public Accountants